Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following are extracts from the news release issued by Reuters Group PLC on October 25, 2007. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
The following extracts contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
o	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;
o	the approval of the proposed Transaction by Reuters shareholders;
o	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;
o	the effect of regulatory conditions, if any, imposed by regulatory authorities;

o	the reaction of Thomson’s and Reuters customers, employees and suppliers;
o	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;
o	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
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REUTERS GROUP PLC — THIRD QUARTER REVENUE STATEMENT
for the three months ended 30 September 2007
25 October 2007...
Status of Thomson-Reuters transaction
•	Good progress with strategic, technical and organisational blueprints for Thomson-Reuters
•	As announced in the regulatory update of 8 October, the European Commission has proceeded to a Phase 2 review and the transaction is also being reviewed by the US Department of Justice, with regulatory clearance anticipated to occur in the first quarter of 2008
Tom Glocer, Reuters Chief Executive, said: “I am pleased that our third quarter results have built on the strong revenue growth we saw in the first half of the year, helped particularly by good transaction volumes. This is a good set of numbers that shows our performance has not been impacted by the turbulence in the credit markets, nor any distraction from the Thomson deal. ...
“On the deal front, we are making good progress with integration planning for the combination and now have a clear timetable from the European and U.S. competition authorities, which keeps us on course for a regulatory clearance in the first quarter of 2008.” ...
GUIDANCE
Since Reuters is in an offer period as defined by the City Code on Takeovers and Mergers, the company is not giving any specific revenue or margin guidance for 2007 in its third quarter results. ...

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